Toga Limited 3960 Howard Hughes Parkway, Suite 500 Las Vegas, Nevada 89169 (702) 990-3578

Via EDGAR

August 12, 2019

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Gregory Dundas

Re:	Toga Limited
Registration Statement on Form S-1/A, Amendment No. 1 File No. 333-232607

Dear Mr. Dundas:

Toga Limited (the “Company”) hereby requests that the above-captioned registration statement become effective at 3:00 pm EST on Wednesday, August 14, 2019, or as soon as practicable thereafter.

The Company hereby authorizes W. Scott Lawler to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Toga Limited

/s/ Toh Kok Soon

By:	Toh Kok Soon
Chief Executive Officer